July 17, 2015

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Iconix Brand Group, Inc. (the “Company,” “Iconix,” “we,” “us” or “our”)

Form 10-K for the Year Ended December 31, 2014

Filed March 2, 2015

File No. 001-10593

Dear Ms. Jenkins:

This letter is being provided to respond to feedback received from members of the SEC Staff (the “Staff”) during a conference call on June 10, 2015. The Staff asked the Company to provide an analysis of its cost allocation methodology for purposes of understanding historical gain recognition in connection with sales of territory-specific intellectual property (“IP”) related to the Company’s brands.

The Company’s analysis is set forth below.

Original Brand Acquisitions

In connection with each acquisition by the Company, an accredited third-party valuation firm1 was engaged to produce a valuation analysis (the “Valuation Report”) that (i) substantiated the purchase price paid for such IP by the Company (from an enterprise valuation perspective); and (ii) allocated such purchase price among the net assets acquired, including existing trademarks, license agreements and any other acquired assets and liabilities (e.g. non-competes). The excess, if any, of the purchase price above the value of the net assets acquired was recorded as goodwill. Each Valuation Report was prepared using a discounted future cash flows model.

The underlying projections and related information used in this discounted future cash flows model were prepared by the Company’s management based on the historical operating results (i.e. revenues and direct expenses) from the sellers of the IP, as adjusted for the expectation of which jurisdictions would actually be able to generate royalty revenue upon the Company’s acquisition of the applicable IP. The Company’s management then estimated projected direct

[1]	Corporate Valuation Advisors, Inc., a full service valuation and financial advisory firm whose principal engagement professionals for Iconix are Senior Members of the American Society of Appraisers, has prepared each Valuation Report since 2005.

expenses associated with the IP (e.g. marketing, personnel, etc.) to calculate the future projected cash flows to be generated from the IP. Generally, the projections underlying the Valuation Report were based on the existing revenue generating contracts relating to the acquired IP (specifically, acquired licenses and licenses entered into upon the consummation of the acquisition). In some cases, the sellers of the IP were operating companies (as opposed to licensing companies) and as such, the Company’s management projected revenue for licenses expected to be entered into in connection with the conversion of the sellers’ (or third parties’) wholesale and/or retail operations model to the Company’s royalty-based licensing model. Thus, each set of projections includes underlying detail in respect of revenue by licensee. Further, the discount rate used to calculate present value, which approximates the weighted average cost of capital of the acquisition target as of the acquisition date, primarily reflected a U.S. risk profile for most of the purchased brands (or, in the case of Buffalo, a primarily Canadian risk profile and, in the case of Umbro and Lee Cooper, a primarily European risk profile).

The following is a table of all brand acquisitions through December 31, 2014:

		in millions of dollars
Brand(s) Acquired	Year of Acquisition / Consolidation	Purchase Price / Fair Value(1)	Amount Allocated to Trademarks	Amount Allocated to Goodwill(1)	Amount Allocated to Other, Net (including Non- Controlling Interests)(8)

Badgley Mischka(2)(w)(x)	2004	1.0	1.0	—	—
Joe Boxer(x)	2005	88.9	79.8	1.9	7.2
Rampage	2005	48.3	41.2	5.7	1.4
Mudd	2006	99.3	87.1	9.8	2.4
London Fog(2)(x)	2006	38.3	38.3	—	—
Mossimo(x)	2006	178.2	141.1	49.0	(11.9	)(9)
Ocean Pacific/OP	2006	56.6	53.5	2.0	1.1
Danskin/Danskin Now(x)	2007	74.3	71.7	0.9	1.7
Rocawear/Roc Nation(3)	2007, 2013	221.1	200.0	5.0	16.1
Pillowtex brands (Cannon, Royal Velvet, Fieldcrest and Charisma)	2007	235.2	212.0	23.0	0.2
Artful Dodger*(w)	2007	15.0	15.0	—	—
Starter(x)	2007	61.6	59.5	1.9	0.2
Waverly	2008	29.0	27.0	0.9	1.1
Ecko Unltd, Marc Ecko Cut & Sew/Zoo York(4) (x)	2009	121.5	203.5	0.7	(82.7)
Peanuts(5) (x)	2010	171.4	153.0	17.7	0.7
Ed Hardy(6)	2011	103.4	96.5	18.8	(11.9)
Sharper Image	2011	65.6	57.5	8.2	(0.1)
Umbro(x)	2012	225.0	220.6	2.4	2.0
Buffalo(7)	2013	136.0	142.6	4.1	(10.7)
Lee Cooper(x)	2013	72.7	69.3	1.1	2.3
Modern Amusement(7)*	2013	5.0	9.8	—	(4.8)
Nick Graham(7)*	2014	6.0	11.8	—	(5.8)
Hydraulic(7)*	2014	6.0	11.8	—	(5.8)

TOTAL		2,059.4	2003.6	153.1	(85.4)

(1)	Excludes contingent consideration paid to sellers subsequent to close, which prior to 2009 was not typically recorded at the acquisition date.
(2)	Asset acquisition, not a business under ASC 805.
(3)	Roc Nation trademarks purchased in 2013.
(4)	51% interest acquired in 2009; remaining 49% interest in Zoo York acquired in 2011, remaining 49% interest in Ecko brands acquired in 2013.
(5)	Acquired an 80% interest.
(6)	Acquired a 50% interest in 2009; acquired an additional 35% interest in 2011 to bring total equity interest in brand to 85%.
(7)	Acquired a 51% controlling interest.
(8)	Includes, where applicable, fair value allocated to license agreements, non-compete agreements and other assets and liabilities acquired (negative value typically represents non-controlling interest).
(9)	Includes, among other acquired assets and liabilities, a $44.2 million net deferred tax liability and $22.2 million of cash.
(w)	Brands deemed definite lived assets and amortized over a period of 10 to 15 years.
(x)	Brands acquired through a bankruptcy and or auction process and or where Sellers were represented by a third party investment banking professional advisor.
*	Third party valuation not prepared; management concluded qualitatively that there was no material amount of consideration to be allocated to elements other than the trademark.

Note: Unless otherwise footnoted with (x), brands were acquired through proprietary negotiations.

Of the approximate $2.1 billion aggregate fair value of acquisitions, per the Valuation Reports, substantially all of the fair value was allocated to trademarks while a de minimis portion was allocated to goodwill. Prior to 2009, in determining the fair value allocation, there was no requirement to consider the “highest and best use” of an asset from the perspective of a market participant under FAS 141. Of the aforementioned $2.1 billion, over 50% of acquisitions were completed prior to 2009. Consistent with this assumption, substantially all of the fair value was allocated to trademarks during this period.

Beginning in 2009 with the adoption of FAS 141(r), among other changes to the standard, in determining the allocation of fair value, companies were required to determine highest and best use of the assets in question. Such a determination requires, in part, that the Company consider how a “market participant” would exploit such assets. Until recently, there were no comparable companies to Iconix (i.e. pure-play licensing and brand management companies that owned IP). Therefore the Company was comfortable that its use of the acquired IP (i.e. monetization of territories through licenses at the time of acquisition), indicated its highest and best use. Consistent with this assumption, from the beginning of 2009 through 2014, substantially all of fair value was allocated to trademarks.

Through the sales process conducted by the sellers, and in connection with the due diligence performed by the Company, the sellers would present all potential revenue opportunities in seeking the highest valuation (and thereby, the highest purchase price) for their business. The sellers’ assumptions did not reflect speculative revenue in territories not historically exploited, and neither did those of the Company’s management. The assumptions of the Company’s management, which were in part based on certain assumptions by the sellers, were used to develop the projections underlying the Valuation Reports.

The Company’s historical methodology has been to allocate cost in original brand purchase accounting to all territories and categories where the brand was generating revenue. If the brand had no licenses in a territory or a category, and there was little or no thought or expectation of revenues in such other territories or categories, no cost was allocated to that territory or category. The vast majority of our sales of trademarks, to third parties or through the formation of joint ventures, have typically occurred several years after the date of acquisition of most brands. The Company believes it would be very speculative to consider, at the time of these acquisitions, the potential for territories and categories that the brand had never exploited. It is the Company’s view that allocations of a brand’s purchase price to every territory globally would result in arbitrary allocations and potentially result in an over-valuation of the brand being acquired. In addition, from time to time the Company has the opportunity to expand a brand into different categories (e.g. an urban lifestyle brand developed into a line of baby products), and it would be very difficult for the Company to anticipate, at the time of a brand’s acquisition, all such speculative possibilities. Also, since the purchase price of each acquisition was supported primarily by anticipated revenue from existing territories (as noted in the above table), we believe our approach was reasonable. Further, it is reasonable to assume that a market participant other than the Company would view these transactions in the same manner. If values were ascribed to other territories or expansions of the brands, the result would be “bargain purchases” in virtually every transaction, which would be illogical and misleading. That is, there was no indication in the facts and circumstances at the time of the original acquisition that the seller accepted a price below fair value (e.g., not a distressed sale).

Subsequent Brand Sales

Each of the Valuation Reports at the acquisition date provided an overall enterprise value of the acquired business and the purchase price allocation, but did not segment the valuation of the trademarks (the primary assets in each transaction) into individual territories or categories.2 To determine the details necessary to record the sale of the IP to joint ventures or third party acquirers in subsequent periods, the Company examined the underlying projections used in connection with the applicable Valuation Report. As explained above, the existing and anticipated cash flows at the acquisition date were the basis for the values determined at that time. For example, assume the value of a global trademark at the acquisition date was substantially comprised by three territories—the US (90%), Europe (5%) and Asia (5%). The original cash flows associated with Asia are what substantiate the “cost” of the intellectual property that was derecognized in the formation of our SE Asia joint venture transaction. More specifically:

(1)	For a particular territory or category, the Company considered the projections used to develop the Valuation Reports relating to the IP included in the sale (such IP sold hereinafter referred to as the “Transaction IP”). The revenue projections associated with the Transaction IP were subtracted from the total revenue projections associated with the global trademark value per the Valuation Report.

(2)	A pro rata portion of direct expenses was subtracted from the total projected direct expenses per the Valuation Report.

(3)	The remainder (i.e. (1) minus (2)), which reflected an overall projection for the global trademark less the projections from the Transaction IP being sold, was then compared to the original global valuation per the Valuation Report, and the difference was ascribed to the territory or category being sold (as its cost basis).

[2]	The Company notes there is no prescriptive guidance in ASC 805 or ASC 820 in this regard.

The Company applied this same methodology to each sale, whether it was for a territory or a category, and whether the sale was to a third-party or a joint venture.

The discount rate used to calculate the present value of future cash flows for the IP in respect of all acquired territories, was adjusted to reflect, in most cases, a lower risk profile after excluding the territory being sold. By way of example, Southeast Asia or the Middle East has a higher economic risk profile than the U.S. due to a variety of macroeconomic and microeconomic factors, including, but not limited to, currency risk, diversification of economy, volatility of government, etc. Further to that point, the risk profile applicable to a territory outside of a brand’s core territory would be somewhat higher than the risk profile of its core territory. In addition, the perpetual growth rate used in the present value calculation would be adjusted to reflect expectations of the specific territory, which in some instances were lower than the global projections. Typically, such adjustments to the discount rate and perpetual growth rate had a rather limited impact on the ultimate extract of the territory cost basis (as noted in below examples).

Examples

Since the Company converted to a brand management and licensing model, we have formed eleven joint ventures through the sale of certain IP in specific territories, and in only three other instances have we sold certain IP related to a specific category or territory to a third party. Set forth below are examples of two Transaction IP events: (1) the formation of Iconix SE Asia and (2) the sale of Umbro IP in respect of the Korean territory to Descente Ltd (“Descente”). While each sale of IP through the formation of a joint venture or to a third party is unique in its own right, the methodology used to determine the cost basis attributed to the Transaction IP is consistent among all sales. With respect to the sale of Umbro IP in respect of the Korean territory to Descente, this sale was specifically cited by the Staff as an example of a sale in which they had questions regarding the determination of cost basis.

(1) Formation of Iconix SE Asia

In October 2013, the Company formed Iconix SE Asia Limited (“Iconix SE Asia”), a wholly owned subsidiary of the Company, and contributed substantially all rights to its IP in Indonesia, Thailand, Malaysia, Philippines, Singapore, Vietnam, Cambodia, Laos, Brunei, Myanmar and East Timor (the “South East Asia Territory”). Concurrently with the formation of this joint venture, Global Brands Group Asia Limited (f/k/a Li + Fung Asia Limited) purchased a 50% interest in Iconix SE Asia for $12.0 million. As a result of this transaction, the Company recorded a gain of $4.7 million in FY 2013, representing the difference between the consideration received by the Company (cash and the right to receive deferred payments in the future) and the cost basis of the IP included in the joint venture.

Of the over twenty brands sold to Iconix SE Asia, six had existing revenues in the South East Asia Territory at their respective dates of acquisition and therefore had an historical cost basis. Summarized information from the Valuation Report for each brand that had existing revenues in the Southeast Asia Territory as of the Company’s acquisition of such brands and their respective cost allocation follows:

(in millions of dollars, except percentages)
Brand Contributed / Date Brand Acquired	Total Original Value of Trademark*	Value Without SE Asia Territory**	Value Allocated to SE Asia Territory**	Value Allocated %
Mossimo / 2006	141.1	139.4	1.7	1.2%
Fieldcrest / 2007	11.9	11.1	0.8	6.7%
Cannon / 2007	58.7	57.7	1.0	1.7%
Ecko / 2009	177.6	177.5	0.1	0.1%
Umbro / 2012	220.6	216.2	4.4	2.0%
Lee Cooper / 2013	69.3	62.8	6.5	9.4%

Total	679.2	664.6	14.5	2.1%

*	Based on third-party valuation report by Corporate Valuation Advisors, Inc.
**	Calculated based on third-party valuation report, less amounts attributable to the South East Asia Territory, based on revenues and pro-rata expense allocation

As a data point, we have provided brand revenue information used in the third-party valuation:

(in millions of dollars, except percentages)
Brand Contributed	Aggregate Brand Revenue over Defined Period used in Valuation Assumptions	Brand Revenue in SE Asia Territory	Territory Revenue %	Value Allocated %
Mossimo	99.7	1.1	1.1%	1.2%
Fieldcrest	11.0	0.9	8.2%	6.9%
Cannon	71.1	1.2	1.7%	1.7%
Ecko	234.0	0.2	0.1%	0.1%
Umbro	207.2	4.6	2.2%	2.0%
Lee Cooper	48.6	5.0	10.3%	9.4%

Total	671.6	13.0	1.9%	2.2%

Consistent with the Company’s sale of the IP relating to the Korean territory to Descente (as described below), there were over fifteen brands sold by the Company to Iconix SE Asia that had zero cost basis allocated to the Southeast Asia Territory at their respective dates of acquisition, due to the fact that these trademarks did not have existing revenues at their respective dates of acquisition.

(2) Sale of Umbro IP in Respect of Korean Territory

On November 30, 2012, the Company completed its acquisition from Nike, Inc. (“Nike”) of all IP rights and licenses, and certain other assets relating principally or exclusively to the Umbro brand. The Company paid the seller $225.0 million in cash. The acquisition was the result of an auction process conducted by Goldman Sachs at the behest of Nike.

Nike had sold the Umbro IP rights in respect of the Japanese territory to Descente prior to the Company’s acquisition of the brand. At the “Umbro Summit” held in March 2013 (subsequent to the Company’s acquisition of the brand), members of the Company’s management were approached by the CEO of Descente who expressed an interest in purchasing from the Company the Umbro IP rights in respect of the Korean territory. The offer from Descente was unexpected based on the Company’s historical experience, as Umbro had no licenses in the territory and neither Nike nor the Company had any prospects for entering the territory. As such, in accordance with the Company’s historical cost allocation model, the Company had not assigned any cost to the Korean territory in its original fair value allocation. Had the Company taken a different approach and assigned a cost basis to Korea and all other countries where there was no revenue for the Umbro brand, the result would be a “bargain purchase”, which the Company believes would be illogical and misleading. As noted above, the acquisition of Umbro was the result of an auction process, conducted by Goldman Sachs at the behest of Nike. As such, there was no indication in the facts and circumstances at the time of the original acquisition that Nike accepted a price below fair value (e.g., not a distressed sale).

On December 6, 2013, approximately one year following the Company’s acquisition of Umbro from Nike, the Company sold the Umbro IP rights in respect of the Korean territory to Descente for $10.0 million. As a result of this transaction, the Company recorded a gain of $10.0 million, which was included in other revenue on the consolidated income statement in respect of FY 2013.

Conclusion

The Company believes that the fair value allocation performed in connection with each acquisition was reasonable and recognized in accordance with U.S. GAAP. Further, the Company believes that its methodology for determining a discrete cost basis in respect of territories and categories in connection with a sale of trademarks, and associated gain calculation, is consistent with valuation techniques used to determine the original fair value allocation.

At the Staff’s request, the Company has available Valuation Reports for each acquisition (with exception as noted above) and all details relating to the calculation of cost allocation in connection with subsequent sales of specific IP.

*****

Please be advised that this letter has been reviewed by BDO USA, LLP, the Company’s independent audit firm, including its National Office, and they agree with the accounting and valuation considerations and conclusions expressed herein. Further, this letter has been reviewed by Corporate Valuation Advisors, Inc. and they agree with the valuation considerations and related conclusions expressed herein.

Sincerely,

/s/ Neil Cole
Neil Cole
Chief Executive Officer

/s/ David Blumberg
David Blumberg
Interim Chief Financial Officer from March 31, 2015 to July 5, 2015

cc:	Myra Moosariparambil

John Archfield

Brian Snyderman

BDO USA, LLP; attn: Lawrence Shapiro

BDO USA, LLP National Office